SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Addendum A

to Foreign Private Issuer

Section 303A Interim Written Affirmation

Gafisa S.A.

(“GFA”)

This Interim Written Affirmation for Gafisa S.A. (“Gafisa” or the “Company”) (NYSE: GFA) is being filed due to a change in the composition of  Gafisa’s Audit Committee.

On September 13, 2016, Mr. Maurício Marcellini Pereira was suspended from his role as a member of the Company’s board of directors and Audit Committee.

On the same day, the board of directors appointed Mr. Odair Garcia Senra, an independent director and the chairman of Gafisa’s board of directors, to replace Mr. Maurício Marcellini Pereira as a member of the Audit Committee for the duration of Mr. Maurício Marcellini Pereira’s suspension.  Mr. Odair Garcia Senra is “independent” as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934.

Required information on the new member of the Audit Committee is included in Exhibit C to this Interim Written Affirmation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 15, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer